                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration Number 333-85203
                                                Registration Number 333-42304

Prospectus





                                9,482,805 Shares



                            WIT SOUNDVIEW GROUP, INC.



                                  Common Stock


                               ------------------




      We are a technology-focused investment banking firm. This prospectus relates to the resale of our common stock by our officers and directors and others who may be in a control relationship with us and by certain of our employees. The common stock which may be sold has previously been acquired, or will be acquired, by these individuals under written compensation contracts or upon exercise of options granted to them under our Stock Incentive Plan. The Stock Incentive Plan amended and restated the Stock Option and Restricted Stock Purchase Plan, effective March 1, 1999.


      We will not receive any of the proceeds from these sales. We will pay all expenses in connection with this offering, other than commissions and discounts of underwriters, dealers or agents.


      Our common stock is quoted on the Nasdaq National Market (Symbol: WITC). On April 26, 2001, the closing price of the common stock was $2.50 per share.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



            The date of this supplemented prospectus is April 27, 2001

      We have not, nor has any individual named in this prospectus, authorized any person to give any information or to make any representation other than those contained in, or incorporated by reference into, this prospectus. This prospectus does not constitute an offer to sell or solicitation of an offer to buy.

      We have filed a registration statement on Form S-8 in respect of the common stock offered by this prospectus with the Securities and Exchange Commission under the Securities Act. This prospectus does not contain all of the information contained in the registration statement. You should read this entire prospectus carefully as well as the registration statement for additional information.

                       WHERE YOU CAN FIND MORE INFORMATION

      We must file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents we file at the SEC's public reference rooms in Washington, D.C., New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus may update documents previously filed with the SEC, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

      [] Our annual report on Form 10-K for the year ended December 31, 2000 (File Number 0000-26225) filed with the SEC on April 2, 2001; and

      [] Our Form 8-A filed with the SEC on June 1, 1999, including any amendments or reports filed for the purpose of updating the description of our common stock that is incorporated by reference therein.



      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                            Wit SoundView Group, Inc.
                           826 Broadway, Seventh Floor
                            New York, New York 10003
                              Attention: Secretary
                                  212-253-4400
                                -----------------

Information on our website is not part of this supplemented prospectus.

                                  OUR BUSINESS

      We are a technology-focused investment banking firm that provides services to an institutional and issuer client base. Wit SoundView Group, Inc. was established to address the opportunities and challenges posed by our rapidly changing economy and employs technology industry specialists who focus our efforts and expertise on this sector. We also seek to develop new investment banking products and services that use technology and the Internet to better serve our issuer and institutional client needs.

      We offer services to a wide array of technology clients from start-ups to industry leaders. We seek to be involved in every aspect of the capital raising process, whether through venture capital investing or public or private equity financing. We advise our clients in a variety of areas ranging from business strategy to mergers and acquisitions. We are committed to serving our global institutional investor client base through our industry-focused research, sales and trading functions.

      In parallel with our investment banking activities we bring investment opportunities to the individual investor, which we believe has become an integral component of the capital raising and investment process. Through a strategic alliance with E*TRADE Group, Inc., we will offer individual investors access to public offerings and other investment banking products. We believe that the combination of our strong institutional base with E*TRADE Group, Inc.'s online retail base will provide a powerful distribution channel to connect our issuer clients with investors.


                                    PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of our common stock by the individuals named herein.

                              SELLING STOCKHOLDERS

      The following table identifies our executive officers and directors as well as certain of our current and former employees, any of whom may use this prospectus to sell our common stock. We do not know whether the individuals listed below will sell any or all of their shares covered by this prospectus. Assuming all such shares are sold by them, none of the individuals would own one percent (1%) or more of our common stock.

                                                        AS OF JANUARY 31, 2001               AS OF MARCH 31, 2001
                                                --------------------------------------     ------------------------

                                                                      NUMBER OF SHARES          NUMBER OF SHARES
                                                    NUMBER OF          COVERED BY THIS          COVERED BY THIS
                                                 SHARES OWNED(1)         PROSPECTUS                PROSPECTUS
                                                ------------------   -----------------     ------------------------

Brian Bristol
Head of Investment Banking                           1,884,154(2)          169,300                  220,019
(since 2000)

Russell Crabs
President and Director                               3,631,579(3)          370,745                  492,371
(since 2000)

Daniel I. DeWolf
Senior Vice President and Director of
Venture Capital Fund Group                             200,000              26,250                   35,000
(since 1999)

Lloyd H. Feller
Senior Vice President and Co-general Counsel           835,000             275,313(4)               327,500
(since 1999)

Andrew D. Klein
Chief Strategist and Director of
International Development                            4,409,537              25,000                   40,625

Robert H. Lessin
Chairman and Director                                6,562,465           3,882,639(6)             3,988,889
(since 1998)

Mark Loehr                                           2,335,000             429,688(7)               575,000
Chief Executive Officer

Robert C. Mendelson
Senior Vice President and Co-general Counsel           685,000             274,063(8)               316,875
(since 1999)

                                                        AS OF JANUARY 31, 2001               AS OF MARCH 31, 2001
                                                --------------------------------------     ------------------------

                                                                      NUMBER OF SHARES          NUMBER OF SHARES
                                                    NUMBER OF          COVERED BY THIS          COVERED BY THIS
                                                 SHARES OWNED(1)         PROSPECTUS                PROSPECTUS
                                                ------------------   -----------------     ------------------------

John W. Palmer
Senior Vice President and Chief Information
Officer                                                420,000            59,065(9)                 105,628
(since 2000)

Elizabeth Schimel
Senior Vice President and Director of
Business Development                                   190,000            48,750(10)                 53,125
(since 1999)

Harry Silver
Senior Vice President and Chief
Administrative Officer                                 380,000            58,125(11)                 81,875
(since 1999)

Curtis Snyder
Senior Vice President and Chief Financial
Officer                                                989,291            28,031                     77,375
(since 2000)

                                                        NUMBER OF SHARES COVERED
                                                            BY THIS PROSPECTUS
                                                        ------------------------
OTHER EMPLOYEES AND FORMER EMPLOYEES
------------------------------------
Ryan Alexander                                                        750
Michael Benedek(12)                                                 8,750
Susan J. Berkowitz(12)                                             61,250
David Bisceglia(12)                                                 2,188
Richard R. Brescia(12)                                                437
Jon Cappadona(12)                                                     219
Jeffrey Chapman(12)                                                 3,282
Rachel Cuite(12)                                                      438
Miriam Eaves(12)                                                    6,600
Paul Ezekiel(13)                                                  180,833
William C. Feeley(12)                                              14,169
Malik Franklin                                                      5,569
Kenneth W. Graham                                                     437
Charles Hall(12)                                                  211,456
Michele Hudak                                                       6,562
Tenzing Jangtey(12)                                                   438
Peter Kirby                                                         1,166
Everett F. Lang(12)                                                59,196
Sheri Lerea(12)                                                       219
George M. Lieberman(12)                                            27,057
Michael Lubik(12)                                                     219
Pamela MacDonald(12)                                                  438
Jimmy Matheos(12)                                                     219
Kyle McNamara(12)                                                     219
Joanne Medvecky(12)                                                 8,749
Elizabeth Morgan                                                      874
Christopher Mulligan(14)                                          235,520
Julia A. Oliver(12)                                                 1,000
Barry Osherow                                                      33,185
Jane Portnoy(12)                                                    3,500
Ronald Readmond(12)(15)                                         1,952,000

Bob Schmidt(12)                                                    21,000
Cornelius Shields IV(12)                                            2,916
M. Bernard Siegel(12)                                              35,000
Francine Sommer(12)                                                 6,916
George Tashie(12)                                                  10,937
William Tkacs(12)                                                 142,187
Nancy Hernandez Toste(12)                                           3,975
Rahul Vaid(12)                                                      5,250
Bryan Vaniman                                                       4,633
Peter Weinberg                                                     15,000
Jason Wright                                                       93,770
------------------

(1) Based on ownership as of January 31, 2001. Includes shares issuable to the named individuals upon exercise of currently outstanding options under the Stock Incentive Plan, whether or not presently exercisable, and shares issued to them under written compensation agreements.

(2) This amount includes 283,631 shares owned by Mr. Bristol in the Wit Soundview Group, Inc. 401(k) plan.

(3) This amount includes 256,186 shares owned by Mr. Crabs in the Wit Soundview Group, Inc. 401(k) plan.

(4) This amount consists of 199,063 shares owned by Mr. Feller and 76,250 shares subject to exercisable options. In addition, Mr. Feller also owns an additional 255,937 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(5) This amount consists of 18,126 shares subject to presently exercisable options.

(6) Mr. Lessin's ability to sell his shares is restricted by contract. Under the relevant contractual provision, he cannot sell, in any calendar year, more than the sum of one-half of the total number of shares he is permitted to sell under Rule 144 under the Securities Act, plus a percentage of any share amount sold by Capital Z Financial Services Fund II, L.P. in that year, plus any allowable transfer amount carried over from a previous year. If this restriction is waived at any time, Mr. Lessin may use this prospectus to sell all of these shares. Mr. Lessin also owns an additional 223,612 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(7) Mr. Loehr also owns an additional 492,187 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(8) This amount consists of 199,063 shares owned by Mr. Mendelson and 75,000 shares subject to exercisable options. In addition, Mr. Mendelson also owns an additional 255,937 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(9) This amount consists of 25,000 shares owned by Mr. Palmer and 34,065 shares subject to exercisable options. In addition, Mr. Palmer also owns an additional 50,000 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(10) This amount consists of 15,000 shares owned by Ms. Schimel and 33,750 shares subject to exercisable options. In addition, Ms. Schimel also owns an additional 25,000 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(11) This amount consists of 15,000 shares owned by Mr. Silver and 43,125 shares subject to exercisable options. In addition, Mr. Silver also owns an additional 25,000 shares still subject to repurchase by us. We will supplement this prospectus as necessary as these shares vest and are no longer subject to this repurchase right.

(12) No longer employed by us.

(13) 90,417 shares are still subject to repurchase by us.

(14) 152,760 shares are still subject to repurchase by us.

(15) Mr. Readmond"s ability to sell his shares is restricted by contract. Under the relevant contractual provision, he cannot sell, in any calendar year, more than the sum of one-half of the total number of shares he is permitted to sell under Rule 144 under the Securities Act, plus a percentage of any share amount sold by Capital Z Financial Services Fund II, L.P. in that year, plus any allowable transfer amount carried over from a previous year. If this restriction is waived at any time, Mr. Readmond may use this prospectus to sell all of these shares.

                              PLAN OF DISTRIBUTION

      The shares of our common stock covered by this prospectus will be sold, if at all, by the individuals named above or donees, pledgees or others on their behalf, and not by us. The shares may be sold from time to time as follows:

      [] on the Nasdaq National Market, in the over-the-counter market, or on a national securities exchange (any of which may involve crosses and block transactions);

      []    to purchasers directly;

      [] in ordinary brokerage transactions in which the broker solicits purchasers;

      [] through underwriters, dealers and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from a seller and/or the purchasers of the shares for whom they may act as agent;

      []    through the writing of options on the shares;

      [] through the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

      [] through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

      [] through block trades in which the broker or dealer so engaged will attempt to sell the shares as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

      [] through exchange distributions in accordance with the rules of the applicable exchange;

      []    in any combination of one or more of these methods; or

      []    in any other lawful manner.

      These sales may be made at prices related to the then current market price or otherwise at prices and on terms then prevailing, or in privately negotiated transactions. In effecting sales, a broker or dealer engaged by an individual using this prospectus to sell common stock may arrange for other brokers or dealers to participate in the sale. In addition, any shares covered by this prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rules 144 or 701(g) under the Securities Act may be sold thereunder rather than by this prospectus.

      In connection with distributions of the shares or otherwise, persons using this prospectus to sell common stock may enter into hedging transactions with broker-dealers. In connection with hedging a transaction, a broker-dealer may engage in short sales of shares registered hereunder in the course of hedging the positions it assumes with the seller. The seller may also sell shares short and deliver the shares to close out the short positions. The seller may also enter into an option or other transaction with a broker-dealer which requires the delivery to the broker-dealer of shares we have registered, which the broker-dealer may resell by this prospectus.

      A seller may pay a broker-dealer or an agent compensation in the form of commissions, discounts or concessions. The broker-dealer and any other participating broker-dealer may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

      We may be required to file a supplemented prospectus in connection with any activities involving a seller which may be deemed to be an "underwriting." In that case, a supplement to this prospectus would contain (1) information as to whether an underwriter selected by a seller, or any other broker-dealer, is acting as principal or agent for the seller, (2) the compensation to be received by an underwriter selected by a seller or any broker-dealer, for acting as principal or agent for a seller and (3) the compensation to be received by any other broker-dealer, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions. Any broker or dealer participating in any distribution of the shares may be required to deliver a copy of this prospectus, including any prospectus supplement, to any individual who purchases any shares from or through such a broker-dealer.

      We have advised the people identified in this prospectus as potential sellers of common stock that during any period when they may be engaged in a distribution of the shares offered by this prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any seller, any affiliated purchaser and any broker-dealer or other individual who participates in such a distribution from bidding for or purchasing, or attempting to induce any individual to bid for or purchase any security, that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of these factors may affect the marketability of our common stock.

      The people identified in this prospectus as potential sellers of common stock offer to sell all, some or none of the shares covered by this prospectus. Because it is possible that a significant number of shares could be sold simultaneously by means of this prospectus, such sales, or the possibility thereof, may have an adverse effect on the market price of our common stock.


                                 INDEMNIFICATION

      Our Amended and Restated Certificate of Incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers, except in certain circumstances involving certain wrongful acts, such as a breach of the director's duty of loyalty or acts of omission which involve intentional misconduct or a knowing violation of law.

      Section 145 of the General Corporation Law of Delaware permits us to indemnify officers, directors or employees against expenses (including attorney's fees), judgments, fines and amounts paid in settlement in connection with legal proceedings if the officer, director or employee acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal act or proceeding, he had no reasonable cause to believe his conduct was unlawful.

Indemnification is not permitted as to any matter as to which the person is adjudged to be liable unless, and only to the extent that, the court in which such action or suit was brought upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Individuals who successfully defend such an action are entitled to indemnification against expenses reasonably incurred in connection therewith.

      Our By-Laws require us to indemnify directors and officers against, to the fullest extent permitted by law, liabilities which they may incur under the circumstances described in the preceding paragraph.

      We plan to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      In addition, we have entered into indemnification agreements with our directors and executive officers. Under these agreements, we agree to indemnify each director and officer to the fullest extent permitted by law for any acts performed, or for failures to act, on our behalf or on behalf of another person or entity for which that director or officer is performing services at our request. We will not indemnify a director or officer for any breach of loyalty to us or to our stockholders, or if the director or officer does not act in good faith or for acts involving intentional misconduct, or for acts or omissions falling under Section 174 of the General Corporation Law of Delaware, or for any transaction for which the director or officer derives an improper benefit. We agree to indemnify for expenses related to indemnifiable events, and to pay for these expenses in advance. Our obligation to indemnify and to provide advances for expenses are subject to the approval of a review process with a reviewer to be determined by the board. The rights of directors and officers will not exclude any rights to indemnification otherwise available under law or under the Amended and Restated Certificate of Incorporation.


                            VALIDITY OF COMMON STOCK

      The validity of our common stock has been passed upon by Morgan, Lewis & Bockius LLP, New York, New York.


                                     EXPERTS

      The annual consolidated financial statements and schedule of Wit SoundView Group, Inc. incorporated by reference to our annual report on Form 10-K in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing. The annual consolidated financial statements and schedule of Wit Capital Japan, Inc. incorporated by reference to our annual report on Form 10-K in this prospectus have been audited by Arthur Andersen, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.